Exhibit 21.1

LIST OF SUBSIDIARIES OF
CVR PARTNERS, LP

The following is a list of all subsidiaries of CVR Partners, LP and their jurisdiction of organization.

Entity	Jurisdiction
CVR Nitrogen Holdings, LLC	Delaware
CVR Nitrogen GP, LLC	Delaware
CVR Nitrogen, LP	Delaware
CVR Nitrogen Finance Corporation	Delaware
East Dubuque Nitrogen Fertilizers, LLC	Delaware
Coffeyville Resources Nitrogen Fertilizers, LLC	Delaware